SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*



                        Security Investments Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    814341103
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                February 14, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

            [   ] Rule 13d-1(b)
            [ X ] Rule 13d-1(c)
            [   ] Rule 13d-1(d)

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


924217.1

CUSIP No. 814341103           SCHEDULE 13G                           Page 2 of 6


1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Robert S. Jaffe
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                      (a) [   ]
                                                                      (b) [   ]
3          SEC USE ONLY

4          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States

                         5        SOLE VOTING POWER
                                  304,068
NUMBER OF
SHARES                   6        SHARED VOTING POWER
BENEFICIALLY                        0
OWNED BY
EACH                     7        SOLE DISPOSITIVE POWER
REPORTING                          304,068
PERSON WITH
                         8        SHARED DISPOSITIVE POWER
                                    0

9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           304,068

10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES  (SEE INSTRUCTIONS)                                 [   ]

11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
           6.4%*

12         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
           IN

---------------
* The percentage set forth above is based upon an aggregate of 4,715,900 shares of common stock, par value $.01 per share, of Security Investments Group, Inc. (the "Issuer"), outstanding, as reported by the Issuer in its proxy statement distributed in connection with the 1996 annual meeting of stockholders of the Issuer.


924217.1

Item 1(a)         Name of Issuer:

                  Security Investments Group, Inc., a Delaware corporation
 ................................................................................

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  817 Landis Avenue, Vineland, New Jersey 08360
 ................................................................................

Item 2(a)         Name of Person Filing:

                  Robert S. Jaffe
 ................................................................................

Item 2(b)         Address of Principal Business Office or, if none, Residence:

                  777 Long Ridge Road
                  Building A, 3rd Floor
                  Stamford, Connecticut 06902
                  Tel. No. (203) 614-2113
 ................................................................................

Item 2(c)         Citizenship:

                  United States
 ................................................................................

Item 2(d)         Title of Class of Securities:

                  Common stock, $.01 par value (the "Common Stock")
 ................................................................................

Item 2(e)         CUSIP Number:

                  814341103
 ................................................................................

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is:

     (a)   [   ] A broker or dealer registered under section 15 of the Act.
     (b)   [   ] A bank as defined in section 3(a)(6) of the Act.
     (c)   [   ] An insurance company as defined in section 3(a)(19) of the Act.


924217.1
                                   Page 3 of 6

(d)   [   ] An investment company registered under section 8 of
            the Investment Company Act of 1940.
(e)   [   ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
(f)   [   ] An employee benefit plan or endowment fund in accordance with Rule
            13d-1(b)(1)(ii)(F).
(g)   [   ] A parent holding company or control person in
            accordance with Rule 13d-1(b)(1)(ii)(G).
(h)   [   ] A savings association as defined in section 3(b) of the Federal
            Deposit Insurance Act (12 U.S.C. 1813).
(i)   [   ] A church plan that is excluded from the definition
            of an investment company under section 3(c)(14) of the
            Investment Company Act of 1940.
(j)   [   ] A group, in accordance with Rule 13d-1(b)(1)(ii)(J).

            If this statement is filed pursuant to Rule 13d-1(c), check this box [X].

Item 4.     Ownership.

      (a)   Amount beneficially owned:...............................................................304,068 shares
      (b)   Percent of class:.................................................................................6.4%*
      (c)   Number of shares as to which has:
            (i)   Sole power to vote or to direct the vote..................................................304,068
            (ii)  Shared power to vote or to direct the vote......................................................0
            (iii) Sole power to dispose or to direct the disposition of ....................................304,068
            (iv)  Shared power to dispose or to direct the disposition of ........................................0

Item 5.     Ownership of Five Percent or Less of a Class.

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

      Mr. Jaffe beneficially owns the Common Stock referred to in paragraph (a) of Item 4 above through a number of entities and managed accounts through which he has control over the voting and disposition of such Common Stock. Such entities and managed accounts have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Stock. No such entity or managed account owns more than 5% of the outstanding Common Stock.

-----------------
* The percentage set forth above is based upon an aggregate of 4,715,900 shares of Common Stock outstanding as reported by the Issuer in its proxy statement distributed in connection with the 1996 annual meeting of stockholders of the Issuer.


924217.1
                                   Page 4 of 6

Item 7.     Identification  and  Classification of the Subsidiary Which
            Acquired  the  Security  Being  Reported  on By the  Parent  Holding
            Company.

      Not applicable.

Item 8.     Identification and Classification of Members of the Group.

      Not applicable.

Item 9.     Notice of Dissolution of Group.

      Not applicable.

Item 10.    Certifications.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


924217.1
                                    Page 5 of 6

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.


                                                           /s/ Robert S. Jaffe
                                                           ---------------------
                                                           Robert S. Jaffe


Dated:  February 17, 2000


























      Attention: Intentional misstatements or omissions of fact constitute
                Federal Criminal Violations (See 18 U.S.C. 1001).


924217.1